

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 13, 2016

Via E-mail
Mark A. Smith
Chief Executive Officer
NioCorp Developments Ltd.
7000 South Yosemite Street, Suite 115
Centennial, Colorado 80112

> **Re: NioCorp Developments Ltd.**
> **Registration Statement on Form S-1**
> **Filed September 2, 2016**
> **File No. 333-213451**

Dear Mr. Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

About This Prospectus, page vii

1.   We note your revised disclosure that the representations, warranties and covenants made by you in any agreement that is filed as an exhibit to the registration statement of which this prospectus forms a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to investors. We also note your statement that such representations, warranties or covenants were accurate only as of the date when made, and that such representations, warranties and covenants should not be relied on as accurately representing the current state of your affairs. Please be advised that we regard all of the provisions of material agreements as disclosure to investors, and as such it is not appropriate to limit investors' reliance on these statements. Please revise to remove the limitation on reliance and confirm your understanding. Also, please be advised that, notwithstanding the inclusion

of a general disclaimer as to the dates of such representations, warranties or covenants, you are responsible for considering whether specific disclosures of material information regarding material contractual provisions are required to make the statements included in the registration statement not misleading.

Liquidity and Capital Resources, page 62

2.   Please address your plans to arrange financing going forward, as previously requested. We note the disclosure that you will need to raise a minimum of $5 -$6 million to continue planned operations for the next twelve months. Your disclosure should address the nature and terms of any financing, other features of the financing and plans and the impact on the company's cash position and liquidity. Refer to Item 101(a)(2) and Instruction 5 of Item 303(a) of Regulation S-K, and footnote 43 in Securities Act Release No. 33-8350 for guidance.

Directors and Executive Officers, page 73

3.   We reissue prior comment 19. For each position listed, please disclose the beginning and ending dates.

Certain Relationships and Related Party Transactions…, page 83

4.   For each related party transaction, describe the dollar value of the amount involved. Refer to Item 404(a)(4) of Regulation S-K.

5.   We reissue prior comment 22. For each debt transaction, please disclose the interest rate and the amount of principal paid as required by Item 404(a)(5) of Regulation S-K.

Financial Statements
3. Significant Accounting Policies
c) Foreign Currency Translation, page F-7

6.   We note your response stating that management's evaluation of the parent company determined that it should continue using Canadian dollars for its functional currency based on cash flow, financing and expense indicators on July 1, 2015. Please provide your analysis of the cash flow, financing and expense indicators considered and tell us whether indicators were mixed and management's judgement was required. Please also discuss if you updated your assessment to determine your functional currency during fiscal year ended June 30, 2016.

5. Mineral Interests, page F-11

7.   We note that your response to prior comment 27 does not fully address how the purchase price was determined. Please further expand your disclosure to describe your accounting

for the acquisition of the Elk Creek property through the share exchange agreement with 0859404 BC Ltd. and reference to the authoritative accounting literature that supports your accounting.

7. Convertible Debt, page F-11

8.   We note your disclosure that the conversion feature of the debentures meets the definition of a derivative liability instrument because the conversion feature is denominated in a currency other than the company's functional currency. Please clarify this disclosure with your response to prior comment 26 stating that the Canadian dollar is your functional currency.

11. Income Taxes, page F-18

9.   We note your table reconciling income taxes at statutory rates includes a line item "other" in the amount of ($1,268) and ($651) for the years ended June 30, 2016 and 2015, respectively. Please expand your disclosure to separately disclose the significant components included in the "other" reconciling line item, if any. Refer to Rule 4-08(h)(2) of Regulation S-X.

12. Fair Value Measurements, page F-20

10.   You disclose $2,099 realized and unrealized losses in the reconciliation of the convertible debt components fair value from the beginning balance as of June 30, 2015 to the ending balance as of June 30, 2016. This realized and unrealized loss amount does not appear to be consistent with the change in financial instrument fair value amount reported in your consolidated statement of operations and comprehensive loss for the fiscal year ended June 30, 2016. Please reconcile the difference.

11.   Please expand your disclosure to provide the quantitative information about the significant unobservable inputs used to determine the fair values of your convertible debt and derivative liability categorized within Level 3 of the fair value hierarchy. We refer you to ASC 820-10-50-2(bbb) for guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Jason K. Brenkert, Esq.
       Dorsey & Whitney LLP